As filed with the Securities and Exchange Commission on June 2, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)

Equity One, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

294752100
(CUSIP Number)

Mark Schonberger, Esq.
Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018-1405
(212) 813-8842
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100	Page 2 of 19

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 882,186.25 (1)
	8	SHARED VOTING POWER 50,398,013.717
	9	SOLE DISPOSITIVE POWER 882,186.25 (1)
	10	SHARED DISPOSITIVE POWER 50,398,013.717
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,280,199.967
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7%
14		TYPE OF REPORTING PERSON IN
(1) See Explanatory Note for Item 5.

CUSIP No. 294752100	Page 3 of 19

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,210,977.717
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,210,977.717
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,210,977.717
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 4 of 19

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,930,907.717
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,930,907.717
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,930,907.717
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 5 of 19

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,646,801.057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,646,801.057
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,646,801.057
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 6 of 19

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,190,461.413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,190,461.413
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,190,461.413
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 7 of 19

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit Maple, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,280,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,280,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,070
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 8 of 19

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,280,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,280,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,070
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 9 of 19

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Maple (2001), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,893,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,893,213
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,893,213
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 10 of 19

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ficus, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,386,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,386,857
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,386,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 11 of 19

Explanatory Note:  This Amendment No. 17 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), Gazit Maple, Inc. (“GMI”), Gazit America, Inc. (“GAA”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $0.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008, Amendment No. 10 to the Initial 13D, filed April 24, 2009, Amendment No. 11 to the Initial 13D, filed August 14, 2009, Amendment No. 12 to the Initial 13D, filed March 29, 2010, Amendment No. 13 to the Initial 13D, filed June 7, 2010, Amendment No. 14 to the Initial 13D, filed December 23, 2010, Amendment No. 15, filed on January 18, 2011, Amendment No. 16 filed on April 4, 2011 and this Amendment No. 17 shall be collectively referred to herein as the “Schedule 13D.”

This Amendment No. 17 reflects the following changes:

•	Acquisition of 1,000,000 Shares by MGN from AH Investments US LP in a private transaction pursuant to an agreement dated May 19, 2011 that closed on May 24, 2011 (the “May Acquisition”).

•	Acquisition of 1,000,000 Shares by MGN in a private placement from Equity One in connection with its public follow-on offering that closed on May 24, 2011 (the “May Offering”).

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 is amended and restated in its entirety as follows:

The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, MGN, 1995, America, Silver Maple and Ficus is set forth in the table below.  No other Reporting Person directly holds Shares.

CUSIP No. 294752100	Page 12 of 19

Reporting Person	Shares Held		Approximate Net Investment Cost
Chaim Katzman	1,069,222.250	(1)		(2)
MGN	11,093,645.247		$163,909,062
1995	7,646,801.057		$122,696,768
America	17,190,461.413		$258,114,010
Silver Maple	8,893,213.000		$115,735,503
Ficus	5,386,857.000		$69,160,000

Total	51,280,199.967		$729,615,343	(3)

(1) Includes 187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters.  Does not include options held by Mr. Katzman.  See Explanatory Note for Item 5.
(2) Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.
(3) Excludes the Shares held directly and indirectly by Mr. Katzman not otherwise owned by another Reporting Person.

Other than in connection with the May Acquisition and May Offering, all Shares held by Chaim Katzman, MGN, 1995, America, Silver Maple and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety.

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 114,648,524 Shares issued and outstanding, as reported by the Issuer in the prospectus supplement for the May Offering filed with the Securities and Exchange Commission on May 20, 2011.

Chaim Katzman

(a)	Aggregate Number of Shares beneficially owned: 51,280,199.967 (44.7% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 882,186.25

(ii)	Shared power to vote or to direct the vote: 50,398,013.717

(iii)	Sole power to dispose or to direct the disposition of: 882,186.25

CUSIP No. 294752100	Page 13 of 19

(iv)	Shared power to dispose or to direct the disposition of: 50,398,013.717

Mr. Katzman may be deemed to control Gazit.  Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:

•
Mr. Katzman has sole voting and dispositive power of 882,186.25 Shares held directly by him and indirectly through family trusts, which he controls (not including (i)187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters and (ii) Shares issuable on exercise of 437,317 options of which 327,987.75 are currently vested and exercisable and another 109,329.25 become vested on December 31, 2010); and

•
Mr. Katzman shares voting and dispositive authority over 11,093,645.247 Shares with Gazit and  MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 7,646,801.057 Shares with Gazit, MGN and 1995, as such Shares are directly held by 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 17,190,461.413 Shares with Gazit, MGN and America, as such Shares are directly held by America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 8,893,213 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 5,386,857 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

CUSIP No. 294752100	Page 14 of 19

Gazit

(a)	Aggregate Number of Shares beneficially owned: 50,210,977.717 (43.8% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 50,210,977.717

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 50,210,977.717

Of the Shares beneficially owned by Gazit as of the date of this filing:

•
Gazit shares voting and dispositive authority over 11,093,645.247 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 7,646,801.057 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 17,190,461.413 Shares with Mr. Katzman, MGN and America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 8,893,213 Shares with Mr. Katzman GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 5,386,857 Shares with Mr. Katzman GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Gazit has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

CUSIP No. 294752100	Page 15 of 19

(e)	Not applicable.

MGN

(a)	Aggregate Number of Shares beneficially owned: 35,930,907.717 (31.3% of the Shares).

(b)	Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  35,930,907.717

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  35,930,907.717

•
MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, America and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	MGN shares voting and dispositive authority over 17,190,461.413 Shares it beneficially owns with America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN; and

•	MGN shares voting and dispositive authority over 7,646,801.057 Shares it beneficially owns with 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN.

(c)           Other than the May Acquisition and the May Offering, MGN has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)           Not applicable.

1995

(a)           Aggregate Number of Shares beneficially owned: 7,646,801.057 (6.7% of the Shares).

(b)           Number of Shares as to which such person has:

CUSIP No. 294752100	Page 16 of 19

(i)           Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  7,646,801.057

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  7,646,801.057

•
1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           1995 has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)           Not applicable.

America

(a)           Aggregate Number of Shares beneficially owned: 17,190,461.413 (15.0% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  17,190,461.413

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  17,190,461.413

•
America shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           America has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by America.

CUSIP No. 294752100	Page 17 of 19

(e)           Not applicable.

GMI

(a)           Aggregate Number of Shares beneficially owned: 14,280,070 (12.5% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  14,280,070

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  14,280,070

•
GMI shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Mr. Katzman, Gazit and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit.  Mr. Katzman may be deemed to control Gazit; and

•
GMI shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Mr. Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit. Mr. Katzman may be deemed to control Gazit.

(c)           GMI has not effected any transaction in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GMI.

(e)           Not applicable.

GAA

(a)           Aggregate Number of Shares beneficially owned: 14,280,070 (12.5% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  14,280,070

(iii)        Sole power to dispose or to direct the disposition of:  0

CUSIP No. 294752100	Page 18 of 19

(iv)        Shared power to dispose or to direct the disposition of:  14,280,070

•
GAA shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman; and

•
GAA shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           GAA has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.

(e)           Not applicable.

Silver Maple

(a)           Aggregate Number of Shares beneficially owned: 8,893,213 (7.8% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  8,893,213

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  8,893,213

•
Silver Maple shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           Silver Maple has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

CUSIP No. 294752100	Page 19 of 19

(e)           Not applicable.

Ficus

(a)           Aggregate Number of Shares beneficially owned: 5,386,857 (4.7% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)         Shared power to vote or to direct the vote:  5,386,857

(iii)        Sole power to dispose or to direct the disposition of:  0

(iv)        Shared power to dispose or to direct the disposition of:  5,386,857

•
Ficus shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           Ficus has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN

Date: June 2, 2011	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.

Date: June 2, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

Date: June 2, 2011	By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Corporate Secretary

M G N (USA) INC.

Date: June 2, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: June 2, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

GAZIT (1995), INC.

Date: June 2, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: June 2, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

MGN AMERICA, LLC

Date: June 2, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: June 2, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

GAZIT MAPLE, INC.

Date: June 2, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Authorized Signatory

Date: June 2, 2011	By:	/s/ Alexandra Correia
Name: Alexandra Correia
Title: Authorized Signatory

GAZIT AMERICA, INC.

Date: June 2, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Chief Executive Officer

Date: June 2, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Chief Financial Officer

SILVER MAPLE (2001), INC.

Date: June 2, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Vice President

Date: June 2, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Secretary & Treasurer

FICUS, INC.

Date: June 2, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Vice President

Date: June 2, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Secretary & Treasurer